UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2016
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Buenos Aires, November 11th, 2016

Pampa Energía S.A., the largest independent energy integrated company in Argentina that through its subsidiaries participates in the electricity and oil and gas value chain, announces the results for the nine-month period and quarter ended on September 30, 2016:

Consolidated sales revenues of AR$18,280.1 million[1] for the nine-month period ended on September 30, 2016, 243.9% higher than the AR$5,315.3 million for the same period of 2015, primarily explained by the addition on August 2016 of Petrobras Argentina. The net sales increased AR$1,107.3 million in generation, AR$6,206.2million in distribution, AR$3,544.3 million in oil and gas, AR$2,725.7 million in refining and distribution, AR$915.1 million in petrochemicals and AR$24.2 million in holding and others segment, partially offset by higher eliminations as a result of intersegment sales for AR$1,558.0 million.

Adjusted consolidated EBITDA[2] of AR$3,301.7 million for the nine-month period ended on September 30, 2016, compared to a AR$2,680.0 million for the same period of 2015, mainly due to increases of AR$409.1 million in generation, AR$2,461.2 million in oil and gas segment, AR$269.3 million in refining and distribution, AR$43.6 million in petrochemicals and AR$22.2 million in intersegment eliminations, partially offset by decreases of AR$2,076.0 million in distribution and AR$507.7 million in holding and others segment.

Consolidated loss of AR$1,543.8 million during the nine-month period ended on September 30, 2016, of which AR$992.9 million is attributable to the owners of the Company, AR$1,996.2 million less compared to the gain of AR$1,003.3 million attributable to the owners of the Company in the same period of 2015, mainly explained by reported losses of AR$1,361.9 million in distribution and AR$1,100.7 million in the holding and others, partially offset by reported profits of AR$605.7 million in generation, AR$597.9 million in oil and gas, AR$214.5 million in refining and distribution and AR$29.4 million in petrochemicals.

1 Under the International Financial Reporting Standards (‘IFRS’), TGS and Transener are not consolidated in Pampa’s income statement and balance sheet, being only its net income adjusted by our ownership shown in holding and others segment as ‘Results for participation in associates’ and ‘Results for participation in joint businesses’, respectively. For more information, please refer to section 3 of this Earnings Release.

2 Adjusted consolidated EBITDA represents the consolidated results for continuing activities before net financial results, income taxes, depreciation, amortization, one-time income and expenses, and non-controlling interest, including other non-accrued collections and other adjustments related to IFRS. For more information regarding the adjustments in the EBITDA, please refer to section 3 of this Earnings Release.

Pampa Energía Q3 2016 Earnings Release 1

Main Results for the Third Quarter of 20163:

Consolidated sales revenues of AR$9,897.6 million for the quarter ended on September 30, 2016, AR$7,997.7 million higher than the AR$1,899.9 million for the same period of 2015, mainly explained by increases of AR$836.7 million in generation, AR$2,367.0 million in distribution, AR$2,726.1 million in oil and gas, AR$2,725.7 million in refining and distribution, AR$915.1 million in petrochemicals and AR$3.7 million in holding and others segment, partially offset by higher eliminations as a result of intersegment sales for AR$1,576.7 million.

Adjusted consolidated EBITDA of AR$1,527.0 million for the quarter ended on September 30, 2016, compared to an adjusted EBITDA of AR$1,074.6 million for the same period of 2015, mainly due to increases of AR$308.0 million in generation, AR$1,392.8 million in oil and gas segment AR$269.3 million in refining and distribution, AR$43.6 million in petrochemicals and AR$22.2 million in intersegment eliminations, partially offset by reductions of AR$1,168.3 million in distribution and AR$415.1 million in holding and others.

Consolidated loss of AR$1,117.7 million for the quarter ended on September 30, 2016, of which AR$932.1 million are attributable to the owners of the Company, AR$972.3 million less compared to the gain of AR$40.3 million attributable to the owners of the Company in the same period of 2015, explained by reported losses AR$417.7 million in distribution segment and AR$1,455.1 million in holding and others, partially offset by reported earnings of AR$224.4 million in generation, AR$450.2 million in oil and gas, AR$214.5 million in refining and distribution and AR$29.4 million in petrochemicals.

3 The financial information presented in this document for the quarters ended on September 30, 2016 and of 2015 are based on unaudited financial statements prepared according to the IFRS accounting standards in force in Argentina corresponding to the nine-month period ended on September 30, 2016 and of 2015, and the six-month period ended on June 30, 2016 and 2015.

Pampa Energía Q3 2016 Earnings Release 2

1.   Relevant Events

1.1 |    Integral Tariff Review (‘RTI’)

1.1.1   Process for Empresa Distribuidora y Comercializadora Norte S.A. (‘Edenor’)

By means of the Ministry of Energy and Mining (‘MEyM’) Resolution No. 7/16, the National Regulatory Authority of Electricity (‘ENRE’) was instructed to conclude the RTI for Edenor and Edesur before December 31, 2016. In that sense, on April 1, 2016, the ENRE issued Resolution No. 55/16, which disclosed a program for the RTI, criteria and methodologies, penalties schemes and a schedule with a detail of the work plan to be submitted.

On September 7, 2016, Edenor submitted to the ENRE for its approval the electricity tariff schedule proposal for the next five years. For the purposes of the tariff proposal, Edenor:

    i.          Determine the asset base using for such purpose the depreciated replacement cost method (‘VNR’);

   ii.          Submitted the 2017-2021 Investment Plan;

 iii.          Submitted a detail of the operating expenses; and

 iv.          Submitted all other data requested by the Regulatory Authority.

Said report and schedules proposed by Edenor are available at ENRE’s website, http://www.enre.gov.ar/.

In accordance with the schedule duly set by the ENRE, on October 28, 2016, the public hearing was held as a preliminary step to define the electricity tariff schedule for the next period, which may take into account, fully or partially, Edenor’s proposal. To the date of this Release, Edenor is awaiting for the Regulator Authority’s announcement regarding the final RTI tariff schedules.

1.1.2   Process for Compañía de Transporte de Energía Eléctrica en Alta Tensión S.A. (‘Transener’)

On September 28, 2016, the ENRE issued Resolution No. 524/16 approving the RTI program for power transmission in 2016, which shall be concluded on January 31, 2017 by issuing the resolutions approving the tariff schedules, quality of service, penalties and benefits schemes, all which shall be in force of the resulting tariff schedule as of February 2017 for the next 5 years.

It is worth to highlight that on December 31, 2015 the Renewal Agreements to the Instrumental Agreements subscribed by Transener, Transba, the Secretariat of Energy (‘SE’) and the ENRE has expired. Nevertheless, Transener continued receiving the revenues agreed in those agreements up to the total amount of the respective credits; which occurred on June 8, 2016 and May 12, 2016 for Transener and Transba, respectively.

As of September 30, 2016 Transener and Transba received disbursements for the amount of AR$857.1 and AR$366.1 million, respectively, on account of the mentioned Addendas yet to be signed with the Wholesale Electricity Market Administration Company (‘CAMMESA’), which exceed the credits for costs variations recognized as of December 31, 2015 under the Addendas to the Renewal Agreements, in AR$320.1 and AR$190.7 million, respectively. These surpluses have been recorded as current liabilities.

Pampa Energía Q3 2016 Earnings Release 3

1.1.3   Increases for Natural Gas and Utility Tariffs: Ruling from the Supreme Court of Justice (‘CSJN’) and Public Hearing

As a result of the tariff increases granted by National Gas Regulator Authority (‘ENARGAS’) to concessionaires of the natural gas transportation and distribution utility service and the increase in the price of natural gas provided, several legal actions were brought seeking their nullity, which seriously affected their application and the sought predictability framework. In a claim for legal protection, on July 6, 2016, the National Chamber of Appeals of La Plata passed a ruling declaring the nullity of tariff increases on natural gas, restoring the tariff scheme effective prior to the tariff increases.

On August 18, 2016, the CSJN partially upheld the ruling passed by the Chamber, thus establishing:

    i.          The obligation to hold a previous public hearing for setting natural gas tariffs in the transportation and distribution segments;

   ii.          The obligation to also hold previous public hearing to set the natural gas price; and

 iii.          The nullity of Resolutions No. 28/16 and 31/16 regarding residential users, to which effect tariffs were taken back to the values effective as at March 31, 2016.

On the same day, ENARGAS issued Resolution No. 3953/16 setting the previous public hearings ordered by the CSJN, which was held from September 16 through September 19, 2016. The public hearing aimed to analyze the pass-through to tariffs of the new natural gas price and the transitional tariffs for the natural gas transportation and distribution utility service which will be effective until the new tariffs resulting from the ongoing RTI process are set. Our affiliate TGS presented as one of the gas transportation utility service representatives.

Finally, pursuant to Resolution No. 212/16, the MEyM issued the new tariff schemes for the natural gas service as from October 1, 2016, by defining, among other matters, the new prices at wellhead for the natural gas and its adjustments applicable until finally removing all subsidies in the year 2019, as well as instructing ENARGAS to update the tariffs of the natural gas transportation and distribution services to be charged against the RTI.

1.2 |    Injunctions at Edenor

As from May 2016, Edenor has been notified by several courts of the Province of Buenos Aires of the granting of injunctions requested by different customers, both individuals and groups of consumers, which all together accounted for more than 30% of the Edenor’s sales, ruling the suspension of resolutions that authorized tariff increases, retroactively to February 1, 2016, the date on which such resolutions came into force.

To the date of closing of financial statements, two injunctions still had impact in Edenor’s sales, being its beneficiaries the consumers located in La Matanza and Pilar districts, in the Province of Buenos Aires.

However, on October 25, 2016, by Note No. 123,177, the ENRE informed Edenor that the ‘Fernández’ injunction had been granted with a stay of execution and, therefore, invalid the rulings under this legal action, such as declaring the increase in electricity tariff schedule inapplicable to small-demand (T1) customers and ordering the ENRE and utility distribution companies to allow customers who consider themselves affected, to pay and have as settled the amounts owed as well as those accruing in the future, in accordance with the prior electricity tariff schedule. Said suspension to the injunction is upheld until a decision by the Court of Appeals is taken place. Until then, Edenor shall continue invoicing with the schedules with tariff increase.

Pampa Energía Q3 2016 Earnings Release 4

To the date of this Release, Edenor is awaiting the ENRE’s instruction to allow billing the increased tariff to the users in Pilar and La Matanza, as well as invoice backdated distribution margin for the period of February-September 2016, which amounts to AR$426.6 million and AR$856.5 million, respectively.

1.3 |    The Acquisition of Petrobras Argentina S.A. (‘Petrobras Argentina’)

1.3.1   Mandatory Public Tender Offer in Cash (the ‘Cash Offer’) and Public Voluntary Exchange Offer for Shares of Petrobras Argentina (the ‘Exchange Offer’) (jointly, the ‘Offer’)

On September 7, 2016, with the purpose of accelerating and facilitating the procedure before the regulatory body and moving forward in a way that will benefit both Petrobras Argentina and the Company’ shareholders, Pampa’s Board of Directors decided to increase the price to be offered for Petrobras Argentina’s shares under the Mandatory Tender Offer equivalent to US$0.6825 per share which, converted into pesos at the official exchange rate at the transaction's closing date, amounts to AR$10.3735.

The authorization to consummate the Offer was granted through an ordinance issued by the Argentine Securities and Exchange Commission (‘CNV’)’s Board of Directors on September 22, 2016 (in which authorized the Cash Offer) and Resolution No. 18,243 issued by the CNV on September 28, 2016 (approving the issuance of Pampa Shares and thus, the Exchange Offer). On October 3, 2016, the Company requested the US Securities and Exchange Commission (‘SEC’) to expedite the effectiveness of the Offer to Petrobras Argentina’s ADR holders (the ‘International Offer’), which was granted on October 6, 2016.

On October 6, 2016, Pampa announced the beginning of the Offer, which will remain open for a total term of 26 business days, starting on October 7, 2016 and finishing on November 14, 2016.

1.3.2   Assignment of Blocks to YPF

On October 14, 2016, it was finalized the assignment to YPF of 33.33% of Petrobras’ interest in the ‘Río Neuquén’ area concession for US$72 million and 100% of Petrobras Argentina’s interest in the ‘Aguada de la Arena’ area concession (which represents an 80% interest in this area) for the amount of US$68 million.

1.3.3   Assignment of Blocks to Petrobras Brazil

On October 27, 2016, Petrobras Operaciones S.A., an affiliated company of Petróleo Brasileiro S.A., accepted the offer of assignment from Petrobras Argentina of 33.6% of Petrobras’ interest in ‘Río Neuquén’ block and 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina Bolivia Branch and Yacimientos Petrolíferos Fiscales Bolivianos related to Colpa and Caranda blocks in Bolivia.

1.3.4   Regulatory Approval

On August 16, 2016, the ENARGAS approved the acquisition by the Company of the corporate stock that Petrobras Participaciones S.L. held in Petrobras Argentina and, indirectly, 50% of the corporate stock of Compañía de Inversiones de Energía S.A. (‘CIESA’). Moreover, it was also approved the acquisition by Grupo Inversor Petroquímica S.A., WST S.A. and PCT LLC of all the corporate stock of PEPCA S.A. (owner of 10% of CIESA) and the rights and sole beneficiary of the CIESA Trust (that represents 40% of the corporate stock of CIESA).

Pampa Energía Q3 2016 Earnings Release 5

1.4 |    Power Generation Expansion Projects

1.4.1   Acquisition of Albares Renovables Argentina S.A. (‘Albares’)

On September 14, 2016, Petrobras Argentina acquired 100% of the capital stock and voting rights in Albares for an approximate value of US$6 million. This company was awarded the construction of a new thermal generation plant in Parque Industrial Pilar under the Call to Companies Interested in Offering New Thermal Capacity with an Availability Commitment within the WEM.

The project, with a total capacity of 100 MW, consists of the installation of 6 engine Moto generators with a net power capacity of 16.5 MW each and able to fire both natural gas and fuel oil. In this respect, Albares executed a PPA agreement with CAMMESA with the commitment to install the above-mentioned electric generation engines.

1.4.2   Project Awarding at Central Piedra Buena (‘CPB’)

On October 28, 2016, through MEyM Res. No. 387/16 and under the Call to Companies Interested in Offering New Thermal Capacity with an Availability Commitment within the WEM, our fully-owned subsidiary CPB was awarded a PPA contract maturing in 10 years.

The project consists in 100 MW capacity expansion at CPB through installing Wärtsilä Moto generators, which can fire either natural gas or fuel oil. Once the new machines are commissioned in the Q4 17 as estimated, the installed capacity of CPB will reach 720 MW.

1.4.3   RenovAr Tender

Under the National and International Open Call ‘Programa RenovAr Ronda 1’, our subsidiary Central Térmica Loma de la Lata S.A. (‘CTLL’) was awarded one project named Pampa Eólico I - Corti, which consists in building a 100 MW installed capacity wind farm in Bahía Blanca, Buenos Aires Province.

To the date of this Release, the Company will bid in the next round ‘Fin del Mundo’ wind farm, a 50 MW project located in Bahía Blanca, Buenos Aires province.

1.4.4   Summary of Committed Expansion Projects

Project	MW	Equipment Provider	Marketing	Awarded Price			Estimated Capex in US$ million (w/o VAT)	Date of Commissioning
				Capacity US$/MW-month	Variable US$/MWh	Total US$/MWh
Thermal
Loma de la Lata	15	MAN	Old Energy, Res. 22/16	na	na	na	18	Q2 2017
	105	GE	US$ PPA for 10 years	23,000	7.5	39.0	90	Q3 2017
Parque Ind. Pilar	100	Wärtsilä	US$ PPA for 10 years	26,900	15	52	105	Q4 2017
Piedra Buena	100	Wärtsilä	US$ PPA for 10 years	21,800	12 - 15	42 - 45	90	Q4 2017

Renewable
Pampa Eólico I (Corti)	100	Vestas	US$ PPA for 20 years	na	na	58	135	Q2 2018

Total	420						438

Pampa Energía Q3 2016 Earnings Release 6

1.5 |    25 de Mayo-Medanito S.E. Concession in La Pampa Province

On March 30, 2016, the Legislature of the Province of La Pampa enacted a law declaring ‘of strategic interest’ the 25 de Mayo-Medanito S.E. block located in that province with the purpose of transferring its possession to the province after the expiration of the original term of the concession to Petrobras Argentina for 25 years.

On October 29, 2016, the period for the exploitation of such concession expired, and the block was reverted to the Province of La Pampa.

1.6 |    Claim for the Recognition of Gas Plus Costs

In the lack of responsiveness by the SE and after all administrative remedies had been exhausted regarding the claims for the termination of the first automatic renewal of the natural gas supply agreements in force as of January 2016 and cease recognizing costs associated with the acquisition of Gas Plus (including the 10% contemplated in the Master Agreement), on October 7, 2016 CTLL filed a lawsuit against the National Government for the January-March 2016 period.

1.7 |    Corporate Restructuring: Merger with Pampa

On October 24, 2016, the Board of Directors of the Company, in relation to the merger announced between Pampa - as the surviving company (the ‘Surviving Company’), and Petrobras Argentina as the merged company, resolved to incorporate two companies that are 100% controlled, either directly or indirectly, by Petrobras Argentina as merged companies as well. Those companies are Petrobras Energia Internacional S.A. (‘PEISA’) and Albares (together with PEISA and Petrobras Argentina, the ‘Merged Companies’). The merger of said companies will bring important benefits for the Company and the whole corporate group to which it belongs since it will allow more resource efficiencies and take advantage of the scale and expertise provided by Pampa as the Surviving Company.

Moreover, the Surviving Company and the Merged Companies are working on a Special Merger Financial Statement and a Consolidated Special Merger Financial Statement as of October 31, 2016. Consequently, the Board of Directors resolved that the abovementioned merger will be effective as of November 1, 2016; subject to all necessary corporate approvals, both from the Board of Directors and the Shareholders Meeting as well as the registration of the merger and the dissolution without liquidating of the Merged Companies before the Public Registry.

1.8 |    Bank Loans Granted to Our Subsidiaries

1.8.1   Itaú Loan

On September 26, 2016, CTLL executed with Banco Itaú a loan agreement in the amount of US$15 million at the Libor rate plus a 4.5% margin and maturing on September 2018. Interest will be payable on a monthly basis.

1.8.2   Supervielle Loan

On September 25, 2016, Petrolera Pampa executed with Banco Supervielle a loan agreement in the amount of US$14 million at a 5% fixed rate and maturing on September 2017. Interest will be payable upon maturity.

Pampa Energía Q3 2016 Earnings Release 7

1.8.3   Banco Galicia Loan

On March 1, 2016, Petrolera Pampa executed with Banco Galicia a loan agreement in the amount of AR$100 million at a 32% fixed rate and maturing on February 2017. On September 9, 2016, Petrolera Pampa canceled this loan through the execution of a new loan agreement for US$6.7 million with the same bank at a 4.5% fixed rate and maturing on March 2017.

1.8.4   ICBC Loan

On March 29, 2016, Petrolera Pampa executed with ICBC a new productive loan agreement in the amount of AR$300 million. In turn, on August 31, 2016, Petrolera Pampa canceled this loan through the execution of a new loan agreement for US$20 million with ICBC at a 6% fixed rate and maturing on February 2018.

Pampa Energía Q3 2016 Earnings Release 8

2.   Financial Highlights

	As of 9.30.16	As of 12.31.15
ASSETS
Participation in joint businesses	3,412.8	223.9
Participation in associates	781.8	123.2
Property, plant and equipment	38,354.8	14,508.4
Intangible assets	2,097.9	734.2
Biological assets	1.8	1.9
Financial assets with a results changing fair value	429.7	2,578.2
Investments at amortized cost	343.9	-
Deferred tax assets	1,170.4	52.3
Trade receivable and other credits	3,794.6	1,228.5
Total non-current assets	50,387.7	19,450.6

Biological assets	0.5	0.2
Inventories	3,369.7	225.5
Financial assets with a results changing fair value	3,319.8	4,081.0
Investments at amortized cost	29.2	-
Financial derivatives	-	0.2
Trade receivable and other credits	14,143.6	4,875.5
Cash and cash equivalents	3,541.6	516.6
Total current assets	24,404.4	9,699.0

Non-current assets held for sale	3,306.9	-

Total assets	78,099.0	29,149.6

2.1 |    Consolidated Balance Sheet (AR$ Million)

	As of 9.30.16	As of 12.31.15
EQUITY
Share capital	1,695.9	1,695.9
Share premium and other reserves	1,234.3	1,231.5
Statutory reserve	204.7	51.5
Voluntary reserve	3,889.6	977.8
Retained earnings	(992.9)	3,065.1
Other comprehensive result	(18.8)	(31.1)
Equity attributable to owners of the parent	6,012.8	6,990.6

Non-controlling interests	8,639.3	1,390.6

Total equity	14,652.2	8,381.2

LIABILITIES
Accounts payable and other liabilities	4,745.2	2,698.8
Borrowings	16,549.1	6,684.7
Deferred revenues	194.3	153.8
Salaries and social security payable	97.3	80.0
Defined benefit plan obligations	820.1	264.5
Deferred tax liabilities	4,652.9	591.6
Income tax and minimum expected profit tax liability	1,085.2	271.8
Tax payable	185.7	116.7
Provisions	4,626.2	313.8
Total non-current liabilities	32,955.9	11,175.7

Accounts payable and other liabilities	13,554.0	6,652.5
Borrowings	10,696.1	1,307.7
Deferred income	0.8	0.8
Salaries and social security payable	1,552.9	887.0
Defined benefit plan obligations	67.2	46.1
Income tax and minimum expected profit tax liability	1,209.1	138.9
Tax payable	1,512.4	471.2
Financial derivatives	1.3	18.1
Provisions	1,653.1	70.6
Total current liabilities	30,247.0	9,592.8

Liabilities associated with non-current assets held for sale	244.0	-

Total liabilities	63,446.8	20,768.4

Total liabilities and equity	78,099.0	29,149.6

Pampa Energía Q3 2016 Earnings Release 9

2.2 |    Consolidated Income Statement (AR$ Million)

	9-Month Period		3rd Quarter

	2016	2015	2016	2015
Sales revenue	18,280.1	5,315.3	9,897.6	1,899.9
Cost of sales	(15,520.7)	(5,163.7)	(8,185.8)	(1,866.3)

Gross profit	2,759.4	151.6	1,711.8	33.6

Selling expenses	(1,702.4)	(675.8)	(851.7)	(256.2)
Administrative expenses	(2,348.3)	(796.8)	(1,429.1)	(273.8)
Exploration expenses	(76.4)	-	(64.8)	-
Other operating income	2,025.3	330.1	1,194.6	127.9
Other operating expenses	(1,117.0)	(433.5)	(742.4)	(208.8)
Recovery of property, plant and equipment impairment	-	25.3	-	25.3
Results for participation in joint businesses	(194.2)	45.6	(120.6)	16.9
Results for participation in associates	1.9	(1.7)	4.5	(9.1)
Results for sale of companies' stakes	479.7	-	479.7	-

Operating income before higher cost recognition and SE Res. No. 32/15	(172.0)	(1,355.3)	182.1	(544.3)

Income Recognition on account of the RTI – SE Res. No. 32/15	419.4	3,809.7	(7.7)	1,421.1
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes	81.5	186.6	-	-

Operating income	328.9	2,641.0	174.4	876.8

Financial income	483.5	202.1	228.1	74.7
Financial costs	(3,038.6)	(696.7)	(1,618.1)	(403.7)
Other financial results	157.1	180.0	(78.0)	(173.9)
Financial results, net	(2,398.1)	(314.5)	(1,468.0)	(503.0)

Profit before tax	(2,069.2)	2,326.5	(1,293.6)	373.8

Income tax and minimum expected profit tax	525.3	(785.8)	175.9	(198.3)

Net income for the period	(1,543.8)	1,540.7	(1,117.7)	175.6

Attributable to:
Owners of the Company	(992.9)	1,003.3	(932.1)	40.3
Non-controlling interests	(550.9)	537.4	(185.7)	135.3

Net income for the period attributable to the owners of the Company (AR$ per share):
Basic income per share	(0.5855)	0.7634	(0.5496)	0.0306
Diluted income per share	(0.5855)	0.6380	(0.5496)	0.0254

Pampa Energía Q3 2016 Earnings Release 10

2.3 |    Cash and Financial Borrowings (AR$ Million)

Cash (1)	Consolidated Financial Statements	Ownership Adjusted
(as of September 30, 2016)
Generation	799.4	724.2
Distribution of energy	2,116.3	1,104.3
Refining & Distribution	57.5	57.5
Petrochemicals	-	-
Holding and Others	1,791.3	1,791.3
Oil and gas	2,126.1	697.6
Total	6,890.6	4,375.0
(1) It includes cash and ST investments from the consolidated financial statements.

Financial Debt	Consolidated Financial Statements	Ownership Adjusted
(as of September 30, 2016)
Generation	2,485.3	2,462.6
Distribution of energy	3,022.7	1,673.5
Refining & Distribution	-	-
Petrochemicals	-	-
Holding and Others	12,526.8	12,526.8
Oil and gas	7,025.5	2,238.1
Total	25,060.4	18,901.0

(1) It includes cash and ST investments from the consolidated financial statements.

2.3.1   Summary of Listed Debt Securities

Subsidiary	Security	Maturity	Amount Issued	Amount Outstanding	Coupon
In US$
Transener	ON Series 1	2016	220.0	13.3	8.875%
	ON Series 2	2021	100.5	96.5	9.75%
Edenor	ON par at fixed rate	2022	300.0	176.3	9.75%
EASA	ON at discount and fixed rate[1]	2016	84.9	42.0	11%
	ON par at fixed rate	2017	12.9	3.5	5%
Güemes	ON Series VIII US$-Link[2]	2020	1.4	1.4	7%
Loma de la Lata	ON Series 4 US$-Link[3]	2020	32.9	32.9	6.25%
TGS	ON par at fixed rate	2017	30.8	30.8	7.875%
	ON par at fixed rate	2020	191.6	191.6	9.625%
Petrolera Pampa	ON Series 5 US$-Link[4]	2016	18.5	18.5	5%
Petrobras Argentina	ON Series T at discount & fixed rate	2023	500.0	500.0	7.375%

In AR$
Güemes	ON Series VII	2018	173.0	173.0	Badlar Privada + 3.5%
Petrolera Pampa	VCP Series XIV	2017	295.8	295.8	Badlar Privada + 5.9%
	ON Series II 'Inciso k'	2017	525.4	525.4	Badlar Privada
	ON Series VII	2017	309.8	309.8	Badlar Privada + 5%
	ON Series VIII	2017	403.3	403.3	Badlar Privada + 4%
Loma de la Lata	ON Series 3	2017	50.8	50.8	Badlar Privada + 5%
	ON Series C	2017	258.0	258.0	Badlar Privada +4.5%
	ON Series A	2018	282.4	282.4	Badlar Privada
	ON Series E	2020	575.2	575.2	Badlar Privada

Note: (1) Issuance amount includes capitalized interests. (2) ON dollar-link, with initial FX rate of AR$14.7908/US$. (3) ON dollar-link, with initial FX rate of AR$8.4917 /US$. (4) ON dollar-link, with initial FX rate of AR$8.7008/US$.

Pampa Energía Q3 2016 Earnings Release 11

3.   Analysis of the Quarter

Consolidated sales revenues of AR$9,897.6 million for the quarter ended on September 30, 2016, AR$7,997.7 million higher than the AR$1,899.9 million for the same period of 2015, mainly explained by increases of AR$836.7 million in generation, AR$2,367.0 million in distribution, AR$2,726.1 million in oil and gas, AR$2,725.7 million in refining and distribution, AR$915.1 million in petrochemicals and AR$3.7 million in holding and others segment, partially offset by higher eliminations as a result of intersegment sales for AR$1,576.7 million.

Adjusted consolidated EBITDA of AR$1,527.0 million for the quarter ended on September 30, 2016, compared to an adjusted EBITDA of AR$1,074.6 million for the same period of 2015, mainly due to increases of AR$308.0 million in generation, AR$1,392.8 million in oil and gas segment AR$269.3 million in refining and distribution, AR$43.6 million in petrochemicals and AR$22.2 million in intersegment eliminations, partially offset by reductions of AR$1,168.3 million in distribution and AR$415.1 million in holding and others.

Consolidated loss of AR$1,117.7 million for the quarter ended on September 30, 2016, of which AR$932.1 million are attributable to the owners of the Company, AR$972.3 million less compared to the gain of AR$40.3 million attributable to the owners of the Company in the same period of 2015, explained by reported losses AR$417.7 million in distribution segment and AR$1,455.1 million in holding and others, partially offset by reported earnings of AR$224.4 million in generation, AR$450.2 million in oil and gas, AR$214.5 million in refining and distribution and AR$29.4 million in petrochemicals.

Consolidated Adjusted EBITDA Calculation, in AR$ million	9M16	9M15	Q3 16	Q3 15
Consolidated operating income	328.9	2,641.0	174.4	876.8
Consolidated depreciations and amortizations	1,795.4	476.5	1,200.4	178.5
Consolidated EBITDA under IFRS standards	2,124.3	3,117.6	1,374.7	1,055.3

Adjustments from generation segment	(10.2)	(32.5)	(2.5)	(25.3)

Adjustments from distribution segment	916.0	(573.8)	96.9	10.7
SE Res. No. 250/13, 32/15 and subsequent notes adjustments	-	(634.0)	-	-
Backdated penalties and interests adjustments	824.8	-	70.3	-
Other Adjustments	91.1	60.2	26.6	10.7

Adjustments from oil and gas segment	65.6	85.4	(21.7)	6.8
Executive Compensation Agreement	202.8	85.4	127.0	6.8
Results for sale of property, plant and equipment	(357.8)	-	(357.8)	-
Cease of operations in Medanito block (La Pampa)	212.8	-	212.8	-
Others	7.8	-	(3.7)	-

Adjustments from refining and distribution segment	(0.8)	-	(0.8)	-

Adjustments from holding and others segment	206.8	83.3	80.4	27.1
Recovery of expenses	(12.2)	-	-	-
Expenses related to the acquisition of Petrobras Argentina	417.8	-	391.9	-
Results for sale of companies' stakes	(479.7)	-	(479.7)	-
TGS's EBITDA adjusted by indirect ownership of 17.1%	36.3	1.7	31.1	9.1
Transener's EBITDA adjusted by indirect ownership of 26.3%	244.7	81.6	134.6	18.0

Consolidated adjusted EBITDA	3,301.7	2,680.0	1,527.0	1,074.6

Pampa Energía Q3 2016 Earnings Release 12

3.1 |    Analysis of the Generation Segment

	9-Month Period			3rd Quarter
Generation Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	2,961.9	1,854.6	+59.7%	1,420.9	584.2	+143.2%
Cost of sales	(1,601.0)	(958.9)	+67.0%	(883.9)	(329.2)	+168.5%

Gross profit	1,360.9	895.7	+51.9%	537.1	255.0	+110.6%

Selling expenses	(36.7)	(15.6)	+135.3%	(21.0)	(5.2)	NA
Administrative expenses	(323.2)	(193.5)	+67.1%	(127.8)	(75.3)	+69.7%
Other operating income	30.2	15.4	+95.7%	9.4	2.8	+233.6%
Other operating expenses	(65.9)	(53.4)	+23.4%	(22.3)	(22.0)	+1.5%
Recovery of property, plant and equipment impairment	-	25.3	-100.0%	-	25.3	-100.0%

Operating income	965.3	673.9	+43.2%	375.3	180.6	+107.8%

Finance income	353.7	182.5	+93.8%	166.5	63.9	+160.6%
Finance costs	(550.5)	(246.8)	+123.1%	(252.3)	(80.7)	+212.7%
Other financial results	175.4	(107.2)	NA	41.1	(48.6)	NA

Profit before tax	943.9	502.4	+87.9%	330.6	115.2	+187.0%

Income tax and minimum expected profit tax	(254.9)	(145.0)	+75.8%	(82.0)	(37.8)	+116.8%

Net income for the period	689.0	357.4	+92.8%	248.5	77.3	+221.4%

Attributable to:
Owners of the Company	605.7	328.4	+84.4%	224.4	70.3	+219.1%
Non-controlling interests	83.3	29.0	+187.2%	24.1	7.0	+244.3%

Adjusted EBITDA	1,164.3	755.2	+54.2%	495.8	187.8	+164.0%
From Pampa	1,073.8	755.2	+42.2%	405.2	187.8	+115.8%
From Petrobras Argentina	90.5	-	NA	90.5	-	NA

In Q3 16, gross generation margin was AR$537.1 million, 110.6% higher than in the same period of 2015, mainly due to the inclusion of Petrobras Argentina’s generation segment as of August 2016, which contributed sales during Q3 16 by 1,095 GWh of the total of 3,663 GWh sold. If we do not consider the effect of Petrobras Argentina, gross margin in Q3 16 would be AR$489.5 million, 92.0% higher than Q3 15, mainly due to higher sales of electricity in Q3 16.

In operating terms, Pampa's Q3 16 generation increased 131.1% compared to Q3 15, mainly due to the inclusion of Petrobras Argentina as mentioned above, through its activities in Pichi Picún Leufú Hydroelectric Plant (‘HPPL’), Thermal Power Plant Genelba and Ecoenergy co-generation plant. The full Q3 16 performance of these assets was lower compared to the same period in 2015, mainly due to the lower dispatch at HPPL explained by poor water inputs (-328 GWh), partially offset by higher generation in Genelba (+106 GWh).

In addition, the generation of Pampa without Petrobras Argentina effect increased by 964 GWh, mainly explained by a larger dispatch in CTLL (+759 GWh) due to the commercial habilitation of the TG04 of 105 MW in July 2016, added to a larger dispatch of our hydraulic units (+105 GWh) due to greater water inputs and pumping activity, and lesser maintenance stops and unavailability in CPB (+98 GWh).

Pampa Energía Q3 2016 Earnings Release 13

Summary of Electricity Generation Assets	Hydroelectric			Thermal						Total
	HINISA	HIDISA	HPPL[1]	CTLL[2]	CTG[3]	CTP	CPB	Genelba[1]	EcoEnergía[1]
Installed Capacity (MW)	265	388	285	645	361	30	620	825	14	3,433
Market Share	0.8%	1.2%	0.9%	1.9%	1.1%	0.1%	1.9%	2.5%	0.04%	10.2%

9-Month Period
Net Generation 9M16 (GWh)	462	388	57	2,807	1,191	112	1,721	908	16	7,662
Market Share	0.4%	0.4%	0.1%	2.7%	1.2%	0.1%	1.7%	0.9%	0.02%	7.4%
Sales 9M16 (GWh)	462	388	57	2,807	1,572	112	1,722	1,021	17	8,158

Net Generation 9M15 (GWh)	300	233	0	2,009	1,343	119	2,268	0	0	6,272
Variation Net Generation 9M16 - 9M15	+54.1%	+66.6%	na	+39.7%	-11.3%	-6.2%	-24.1%	na	na	+22.2%
Sales 9M15 (GWh)	300	233	0	2,009	1,807	119	2,269	0	0	6,738

Average Price 9M16 (AR$ / MWh)	18.9	17.5	1.9	26.2	30.4	53.5	13.8	2.2	4.5	24.9
Average Gross Margin 9M16 (AR$ / MWh)	9.2	4.3	1.0	22.9	14.5	n.d.	3.3	0.4	1.6	13.2
Average Gross Margin 9M16 (AR$ / MWh)	0.9	(2.8)	-	37.0	11.0	n.d.	6.0	-	-	16.1

Third Quarter
Net Generation Q3 16 (GWh)	134	122	57	1,103	329	30	731	908	16	3,428
Market Share	0.4%	0.4%	0.3%	3.2%	1.0%	0.1%	2.2%	4.1%	0.1%	10.1%
Sales Q3 16 (GWh)	134	122	57	1,103	450	30	731	1,021	17	3,663

Net Generation Q3 15 (GWh)	94	56	0	343	334	24	632	0	0	1,483
Variation Net Generation Q3 16 - Q3 15	+41.9%	+117.8%	na	+221.3%	-1.5%	+23.4%	+15.6%	na	na	+131.1%
Sales Q3 15 (GWh)	94	56	0	343	473	24	633	0	0	1,623

Average Price Q3 16 (AR$ / MWh)	20.5	21.8	27.2	24.4	32.9	63.6	14.3	32.2	65.0	25.9
Average Gross Margin Q3 16 (AR$ / MWh)	8.2	6.6	13.9	21.2	13.0	n.d.	7.6	5.9	23.0	12.1
Average Gross Margin Q3 15 (AR$ / MWh)	(0.5)	(11.7)	-	66.6	11.7	n.d.	3.5	-	-	18.6

Note: Gross margin before amortization and depreciation. FX rate of AR$/US$: 9M16 – 14.56; 9M15 – 8.97; 3T16 – 14.95; 3T15 – 9.25. (1) Petrobras Argentina’s volume accounts from the closing of the acquisition on August 2016 until the reporting closing date of September 2016. (2) The installed capacity of CTLLL includes 105 MW from the new gas turbine that began commissioning on July 2016. (3) CTG’s gross margin considers results for CTP.

The increase in gross margin is also explained by the update in old capacity remuneration scheme by the application of SEE Res. No. 22/16 from February 2016 and the devaluation in the nominal exchange rate with impact on our Energy Plus contracts and Resolution SE No. 220/07. These increases were partially offset by higher labor costs and expenses for scheduled maintenance services in CPB and CTG.

Net operating costs increased 159.1% in relation to Q3 15, mainly due to higher labor costs and the inclusion of the generation activity of Petrobras Argentina, which, without this effect, would have increased by 34.9% with respect to the same period of 2015.

Net financial results had a lower AR$20.6 million loss compared to Q3 15, recording a loss of AR$44.8 million in Q3 16, mainly due to higher profit from holding financial instruments and lower net exchange difference losses due to the lower devaluation of the local currency against the US dollar, partially offset by higher interest losses on financial liabilities.

Adjusted EBITDA increased by 164.0% over Q3 15, mainly due to the inclusion of Petrobras Argentina's generation assets since August 2016, which contributed to adjusted EBITDA AR$90.5 million in Q3 16, together with a better price remuneration, Peso devaluation, recognition of a higher price for gas delivered, partially offset by higher labor and maintenance costs. Adjusted EBITDA does not include minor non-recurring amounts such as recovery of insurance and penalties and compensation for arbitration with Isolux.

Pampa Energía Q3 2016 Earnings Release 14

3.2 |    Analysis of the Distribution Segment

	9-Month Period			3rd Quarter
Distribution Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	9,117.3	2,911.2	+213.2%	3,410.2	1,043.2	+226.9%
Cost of sales	(9,350.7)	(3,889.1)	+140.4%	(3,404.8)	(1,355.2)	+151.2%

Gross profit	(233.3)	(977.9)	-76.1%	5.4	(312.0)	NA

Selling expenses	(1,101.9)	(601.5)	+83.2%	(339.8)	(234.8)	+44.7%
Administrative expenses	(819.0)	(473.4)	+73.0%	(313.1)	(164.2)	+90.7%
Other operating income	58.3	52.4	+11.4%	20.0	7.8	+157.1%
Other operating expenses	(357.5)	(329.6)	+8.5%	(92.6)	(172.9)	-46.4%
Results for participation in joint businesses	0.0	0.0	NA	(0.0)	0.0	NA

Operating income before higher cost recognition and SE Res. No. 32/15	(2,453.3)	(2,330.0)	+5.3%	(720.0)	(876.1)	-17.8%

Income Recognition on account of the RTI – SE Res. No. 32/15	419.4	3,809.7	-89.0%	(7.7)	1,421.1	NA
Higher Cost Recognition – SE Res. No. 250/13 and subsequent Notes and SE Res. No. 32/15	81.5	186.6	-56.3%	-	-	NA

Operating income	(1,952.4)	1,666.3	NA	(727.7)	545.0	NA

Finance income	140.5	58.2	+141.4%	49.9	20.6	+142.7%
Finance costs	(1,232.9)	(242.0)	NA	(448.8)	(220.9)	+103.1%
Other financial results	(288.1)	(168.7)	+70.8%	22.7	(87.8)	NA

Profit before tax	(3,332.9)	1,313.9	NA	(1,103.9)	256.8	NA

Income tax and minimum expected profit tax	1,078.2	(568.4)	NA	367.8	(117.4)	NA

Net income for the period	(2,254.8)	745.5	NA	(736.0)	139.4	NA

Attributable to:
Owners of the Company	(1,361.9)	290.5	NA	(417.7)	35.6	NA
Non-controlling interests	(892.8)	455.0	NA	(318.3)	103.8	NA

Adjusted EBITDA	(769.4)	1,306.6	NA	(537.2)	631.1	NA

Our electricity distribution segment was the only business not affected by the incorporation of Petrobras Argentina’s assets.

In Q3 16, net sales increased by 226.9% compared to Q3 15, mainly due to the application of the tariff increase for customers not framed within the injunction in force, whose beneficiaries pay the tariff without increase are located in La Matanza and Pilar districts. If the judicial measures had no effect, Edenor would have additionally billed AR$1,283.1 million of net sales corresponding to these two districts. Moreover, in Q3 16 it was recorded higher accrual of funds destined to FOCEDE, posting in Q3 16 an amount of AR$171.7 million.

These increases were partially offset by lower electricity sales in Q3 16, which decreased by 3.3% in GWh terms compared to the same period in 2015. At the same time, Edenor's customers increased by 1.2%.

Pampa Energía Q3 2016 Earnings Release 15

							Variation
Edenor's Sales by Type of Customer	2016			2015			% GWh	% Clients
	In GWh	Part. %	Clients	In GWh	Part. %	Clients
9-Month Period
Residential	7,621	45%	2,489,695	7,404	44%	2,459,128	+2.9%	+1.2%
Commercial	2,765	16%	359,845	2,784	16%	357,845	-0.7%	+0.6%
Industrial	2,770	16%	6,823	2,747	16%	6,659	+0.8%	+2.5%
Wheeling System	3,011	18%	713	3,150	19%	707	-4.4%	+0.8%
Others
Public Lighting	544	3%	21	537	3%	22	+1.3%	-4.5%
Shantytowns and Others	404	2%	407	338	2%	407	+19.6%	-

Total	17,114	100%	2,857,504	16,959	100%	2,824,768	+0.9%	+1.2%

Third Quarter
Residential	2,631	46%	2,489,695	2,694	45%	2,459,128	-2.3%	+1.2%
Commercial	896	16%	359,845	928	16%	357,845	-3.4%	+0.6%
Industrial	898	16%	6,823	924	16%	6,659	-2.7%	+2.5%
Wheeling System	959	17%	713	1,049	18%	707	-8.6%	+0.8%
Others
Public Lighting	194	3%	21	191	3%	22	+1.4%	-4.5%
Shantytowns and Others	151	3%	407	137	2%	407	+10.4%	-

Total	5,729	100%	2,857,504	5,922	100%	2,824,768	-3.3%	+1.2%

Net operating costs, excluding energy purchases, increased by 55.6% compared to Q3 15, mainly due to the increase in penalties for the tariff increase, which was not fully pass-through due to the proportion of customers without tariff increase, in addition to higher salary costs and fees to third parties. Energy purchases increased by 264.4% compared to Q3 15, due to the increase in electricity prices as of February 2016 set forth in MEyM Res. No. 6/16 for those customers not reached by the injunction.

Operating result decreased by AR$1,272.7 million compared to Q3 15, mainly due to the effect of injunctions in place, as well as the increase in operating costs was higher than the application of Res. SE No. 32/15, 250 / 12 and MEyM 7/16.

During Q3 16, losses on net financial results increased by AR$88.0 million to a loss of AR$376.2 million, mainly due to higher commercial interests from the debt held against CAMMESA, together with higher interest loss on financial liabilities. These effects were partially offset by a higher profit from the holding of financial instruments and lower net foreign exchange rate losses, as a result of a lower devaluation of the local currency against the US dollar.

Adjusted EBITDA in our Q3 16 distribution segment posted a negative EBITDA of AR$537.2 million, which includes collections carried out by Edenor to its clients in concept late payment penalties for AR$26.6 million and a reclassification of financial interests over the balance of sanctioned penalties of AR$295.2 million, while in Q3 15 the adjusted EBITDA only includes AR$10.7 million of late payment penalties.

Pampa Energía Q3 2016 Earnings Release 16

3.3 |    Analysis of the Oil and Gas Segment

	9-Month Period			3rd Quarter
Oil & Gas Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	4,148.3	603.9	NA	3,018.6	292.5	NA
Cost of sales	(2,987.0)	(389.8)	NA	(2,282.8)	(200.9)	NA
				-	-
Gross profit	1,161.2	214.1	NA	735.8	91.6	NA
				-	-
Selling expenses	(216.9)	(58.7)	+269.5%	(143.8)	(16.2)	NA
Administrative expenses	(337.1)	(76.3)	NA	(236.3)	(22.1)	NA
Gastos de exploración	(76.4)	-	NA	(64.8)	-	NA
Other operating income	1,593.8	259.8	NA	841.4	114.9	NA
Other operating expenses	(459.6)	(46.0)	NA	(405.5)	(11.2)	NA
Results for participation in associates	-	-	NA	-	-	NA
				-	-
Operating income	1,668.8	292.9	NA	730.4	157.0	NA
				-	-
Finance income	38.9	6.6	NA	38.7	5.4	NA
Finance costs	(572.5)	(249.1)	+129.8%	(202.1)	(118.8)	+70.0%
Other financial results	(76.5)	102.9	NA	34.5	38.0	-9.2%
				-	-
Profit before tax	1,058.7	153.3	NA	601.5	81.6	NA
				-	-
Income tax and minimum expected profit tax	(240.5)	(47.3)	NA	(81.1)	(33.0)	+146.1%
				-	-
Net income for the period	818.1	106.0	NA	520.4	48.6	NA
				-	-
Attributable to:				-	-
Owners of the Company	597.9	52.6	NA	450.2	24.1	NA
Non-controlling interests	220.2	53.4	NA	70.2	24.5	+186.2%
				-	-
Adjusted EBITDA	2,987.3	526.0	NA	1,626.9	234.1	NA
From Pampa	1,802.2	526.0	+242.6%	453.4	234.1	+93.7%
From Petrobras Argentina	1,185.0	-	NA	1,173.5	-	NA

In Q3 16 the gross margin of our oil and gas segment increased by AR$644.2 million compared to Q3 15, mainly due to the inclusion of Petrobras Argentina's exploration and production segment since August 2016, which contributed 64.2 kboe/day of the total 81.9 kboe/day Q3 16 sales and the oil and gas price improvements in pesos due to the devaluation in the nominal exchange rate in the sale price, partially offset by higher costs for well amortization, gas production and transportation and royalties. If we do not consider the effect of Petrobras Argentina, the Q3 16 gross margin would have been AR$310.6 million, 239.1% higher than Q3 15, mainly explained by Petrolera Pampa’s higher gas sales in Q3 16.

In operating terms, Pampa's Q3 16 oil and gas production increased by 72.0 kboe/day over Q3 15, mainly due to the inclusion of Petrobras Argentina as mentioned above, essentially through its activities in the Neuquén Basin. The full Q3 16 performance of these assets was similar compared to the same period of 2015, with a 13.5% increase in gas sales, as a result of improvements in average sales prices and an increase in volumes sold, mainly due to an increase in the unconventional production of the Neuquén Basin, resulting in 6.6 million m3/day in Q3 16 and 5.9 million m3/day in the comparative period. These increases helped neutralize a contraction of 17.2% in oil sales, affected by the cease of operations at Jagüel de los Machos block in the province of La Pampa in September 2015.

Moreover, Petrolera Pampa’s oil and gas production increased from 1.7 million m3/day in Q3 15 to 2.9 million m3/day in the same period of 2016 as a result of our partnership with YPF in the Rincón del Mangrullo block.

Pampa Energía Q3 2016 Earnings Release 17

Oil & Gas Production	Oil (m3/d)			Gas (dam3/d)
	Petrolera Pampa	Petrobras Argentina	Total	Petrolera Pampa	Petrobras Argentina	Total
9-Month Period
9M16 Volume	45.4	4,045.8	4,091.2	2,691.3	6,591.8	9,283.1
Average Price 9M16 (US$/m3)	418.0	393.2	394.4	0.25	0.15	0.22
Average Price 9M16 (US$/bbl)	66.5	-	-
Average Price 9M16 (US$/MBTU)				6.85	3.98	5.83

Volume 9M15	23.8	-	23.8	1,296.2	-	1,296.2
Average Price 9M15 (US$/m3)	454.7	-	454.7	0.27	-	0.27
Average Price 9M15 (US$/bbl)	72.3	-	72.3
Average Price 9M15 (US$/MBTU)				7.19	-	7.19

Volume Variation 9M16 - 9M15	+90.5%	na	na	+107.6%	na	na
Price Variation 9M16 - 9M15	-8.1%	na	-13.3%	-4.7%	na	-18.9%

Third Quarter
Volume Q3 16	54.9	4,045.8	4,100.7	2,937.3	6,591.8	9,529.1
Average Price Q3 16 (US$/m3)	409.3	383.0	383.5	0.3	0.1	0.2
Average Price Q3 16 (US$/bbl)	65.1	60.9	61.0
Average Price Q3 16 (US$/MBTU)				7.39	3.88	5.27

Volume Q3 15	32.2	-	32.2	1,753.2	-	1,753.2
Average Price Q3 15 (US$/m3)	449.0	-	449.0	0.27	-	0.27
Average Price Q3 15 (US$/bbl)	71.4	-	71.4
Average Price Q3 15 (US$/MBTU)				7.24	-	7.24

Volume Variation Q3 16 - Q3 15	+70.5%	na	na	+67.5%	na	na
Price Variation Q3 16 - Q3 15	-8.8%	na	-14.6%	+2.1%	na	-27.2%

Note: Petrobras Argentina’s volume accounts from the closing of the acquisition on August 2016 until the reporting closing date of September 2016. FX rate of AR$/US$: 9M16 – 14.56; 9M15 – 8.97; 3T16 – 14.95; 3T15 – 9.25.

The compensation received through the Natural Gas Excess Injection Encouragement Program Resolution No. 1/13 was the main reason other operating income positive variation, increasing by AR$636.1 million to al total amount of AR$750.6 million in the Q3 16, being Petrolera Pampa’s AR$315.3 million.

Net financial losses increased during the Q3 16 by AR$53.4 million compared to the same period of 2015, posting a loss of AR$128.9 million, mainly due to higher losses from interests in financial liabilities, partially offset by lesser losses from net exchange differences as a result of a lower Peso depreciation against US dollar.

The adjusted EBITDA of our oil and gas segment rose by AR$1,392.8 million in the Q3 16 compared to the same period of 2015, mainly due to the inclusion of Petrobras Argentina E&P assets as of August 2016, which contributed AR$1,173.5 million of adjusted EBITDA during Q3 16, in addition to higher sales volume and the effect of the exchange rate variation in our sales price. Moreover, the adjusted EBITDA does not consider the compensation agreement for certain executives of Petrolera Pampa. As for adjustments from Petrobras Argentina, it was adjusted AR$357.8 million profit from the sale of equipment to TGS at Río Neuquén natural gas processing plant and a reporting loss of AR$ 212.8 million due to block revert and cease of operations at Medanito, in the province of La Pampa.

Pampa Energía Q3 2016 Earnings Release 18

3.4 |    Analysis of the Refining and Distribution Segment

	9-Month Period			3rd Quarter
Refining & Distribution Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	2,725.7	-	NA	2,725.7	-	NA
Cost of sales	(2,515.4)	-	NA	(2,515.4)	-	NA

Gross profit	210.2	-	NA	210.2	-	NA

Selling expenses	(303.8)	-	NA	(303.8)	-	NA
Administrative expenses	(7.5)	-	NA	(7.5)	-	NA
Other operating income	320.0	-	NA	320.0	-	NA
Other operating expenses	5.2	-	NA	5.2	-	NA
Results for participation in associates	0.8	-	NA	0.8	-	NA

Operating income	225.1	-	NA	225.1	-	NA

Finance income	1.1	-	NA	1.1	-	NA
Finance costs	(5.0)	-	NA	(5.0)	-	NA
Other financial results	(4.2)	-	NA	(4.2)	-	NA

Profit before tax	216.9	-	NA	216.9	-	NA

Income tax and minimum expected profit tax	(2.4)	-	NA	(2.4)	-	NA

Net income for the period	214.5	-	NA	214.5	-	NA

Attributable to:
Owners of the Company	214.5	-	NA	214.5	-	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	269.3	-	NA	269.3	-	NA

Refining and distribution segment comes from the acquisition of Petrobras Argentina, which was not a shared business within the original portfolio of assets of Pampa.

In operating terms and not considering Pampa’s consolidation effect, total sales volume of refined products increased 3.4%, totaling 495.1 km3 in Q3 2016 and 479.1 km3 in Q3 15. In Q3 16, sales volumes shown an increase in diesel oil, mainly sold to brokers and gas stations, IFOs sold to the shipping sector and fuel oil sold to the energy industry. These increases were partially offset by reductions in gasoline sales volumes at gas stations. The amounts corresponding to Pampa are shown below:

Refining & Distribution Operational Summary	Products
	Crude Oil	Diesel Oil	Gasolines	Fuel Oil, IFOs & Asphalts	Other distillates	Total
Volume 9M16 (000 m3)	3.3	162.4	80.6	59.8	30.2	336.3
Average Price 9M16 (US$/m3)	369.9	590.5	654.7	405.4	325.2	546.9
Average Price Q3 16 (US$/m3)	360.3	575.1	637.7	394.8	316.7	532.7

Note: Petrobras Argentina’s volume accounts from the closing of the acquisition on August 2016 until the reporting closing date of September 2016. FX rate of AR$/US$: 9M16 – 14.56; 9M15 – 8.97; 3T16 – 14.95; 3T15 – 9.25.

The gross margin during Q3 16 declined to 10.6% over sales, in comparison to 12% of gross margin reached in Q3 15, mainly explained by improvements in average sales prices were not enough to offset the effects of the devaluation on the costs for the purchase of crude oil, which costs, taking the dollar as reference currency, reflected a strong increase in pesos.

Pampa Energía Q3 2016 Earnings Release 19

3.5 |    Analysis of the Petrochemicals Segment

	9-Month Period			3rd Quarter
Petrochemicals Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	915.1	-	NA	915.1	-	NA
Cost of sales	(713.7)	-	NA	(713.7)	-	NA

Gross profit	201.5	-	NA	201.5	-	NA

Selling expenses	(43.2)	-	NA	(43.2)	-	NA
Administrative expenses	(6.3)	-	NA	(6.3)	-	NA
Other operating income	(5.5)	-	NA	(5.5)	-	NA
Other operating expenses	(113.2)	-	NA	(113.2)	-	NA

Operating income	33.2	-	NA	33.2	-	NA

Finance income	0.7	-	NA	0.7	-	NA
Finance costs	-	-	NA	-	-	NA
Other financial results	(4.5)	-	NA	(4.5)	-	NA

Profit before tax	29.4	-	NA	29.4	-	NA

Income tax and minimum expected profit tax	-	-	NA	-	-	NA

Net income for the period	29.4	-	NA	29.4	-	NA

Attributable to:
Owners of the Company	29.4	-	NA	29.4	-	NA
Non-controlling interests	-	-	NA	-	-	NA

Adjusted EBITDA	43.6	-	NA	43.6	-	NA

As refining and distribution, petrochemicals segment also comes from the acquisition of Petrobras Argentina and was not a shared business within the original portfolio of assets of Pampa.

In operating terms and not considering Pampa’s consolidation effect, total sales volume of our petrochemicals segment declined 5.9% in Q3 16, totaling 116.0 kton in Q3 2016 and 123.3 kton in Q3 15. These reductions mainly responds to lower domestic sales due to decrease of local demand and competition with imports, as well as lower exports because of international prices decline and larger overseas supply. The amounts corresponding to Pampa are shown below:

Petrochemicals Operational Summary	Products
	Styrene & Polystyrene	SBR	Other	Total
Volume 9M16 (000 m3)	20.1	4.0	54.1	78.2
Average Price 9M16 (US$/m3)	1,367.6	1,779.9	522.9	803.9
Average Price Q316 (US$/ton)	1,332.0	1,733.6	509.3	783.0

Note: Petrobras Argentina’s volume accounts from the closing of the acquisition on August 2016 until the reporting closing date of September 2016. FX rate of AR$/US$: 9M16 – 14.56; 9M15 – 8.97; 3T16 – 14.95; 3T15 – 9.25.

Full gross margin in Q3 16 raised to 17.3% over sales in comparison to 14.4% over sales reached in the same period of 2015, mainly due to an improvement in average sale prices in spite of decline in international prices, as well as prices are nominated in US dollars, it reflected an increase in pesos because of the depreciation.

Pampa Energía Q3 2016 Earnings Release 20

3.6 |    Analysis of the Holding and Others Segment

	9-Month Period			3rd Quarter
Holding & Others Segment, Consolidated (AR$ million)	2016	2015	∆ %	2016	2015	∆ %
Sales revenue	56.8	32.6	+74.1%	7.1	3.4	+109.5%
Cost of sales	(2.4)	(1.6)	+48.6%	(0.7)	(0.3)	+133.3%

Gross profit	54.4	31.0	+75.5%	6.4	3.1	+107.3%

Selling expenses	(0.0)	(0.0)	+166.0%	(0.0)	(0.0)	-15.3%
Administrative expenses	(872.0)	(64.9)	NA	(744.0)	(16.2)	NA
Other operating income	28.5	2.5	NA	9.4	2.3	NA
Other operating expenses	(127.1)	(4.6)	NA	(115.1)	(2.8)	NA
Results for participation in joint businesses	(194.2)	45.6	NA	(120.6)	16.9	NA
Results for participation in associates	(2.7)	(1.7)	+57.6%	-	(9.1)	-100.0%
Impairment of intangible assets	-	-	NA	-	-	NA

Operating income	(633.3)	7.9	NA	(484.2)	(5.8)	NA

Finance income	18.3	17.4	+4.7%	13.8	6.5	+113.4%
Finance costs	(747.8)	(21.4)	NA	(753.0)	(6.4)	NA
Other financial results	355.5	353.0	+0.7%	(167.0)	(74.1)	+125.4%

Profit before tax	(1,007.3)	356.9	NA	(1,390.4)	(79.7)	NA

Income tax and minimum expected profit tax	(55.0)	(25.2)	+118.4%	(26.4)	(10.1)	+161.4%

Net income for the period	(1,062.3)	331.8	NA	(1,416.7)	(89.8)	NA

Attributable to:
Owners of the Company	(1,100.7)	331.8	NA	(1,455.1)	(89.8)	NA
Non-controlling interests	38.4	-	NA	38.4	-	NA

Adjusted EBITDA	(415.6)	92.1	NA	(393.5)	21.7	NA
From Pampa	(161.4)	92.1	NA	(139.3)	21.7	NA
From Petrobras Argentina	(254.1)	-	NA	(254.1)	-	NA

During Q3 16, the gross margin from our holding and others segment rose by 107.3% compared to the same period of 2015, mainly explained by higher income from fees charged to our subsidiaries.

However, the operating income fell by AR$478.4 million, recording a loss of AR$484.2 million, mainly due to the inclusion of Petrobras Argentina’s corporate segment since August 2016, which contributed higher operating expenses of AR$464.3 million. Had not considered Petrobras Argentina effect, the operating margin in Q3 16 would have been AR$19.9 million negative, 245.3% of higher losses compared to Q3 15, mainly explained by higher third party fees and labor costs as a result of the acquisition of Petrobras Argentina (AR$391.9 million in Q3 16), partially offset by an accounting profit of AR$479.7 million for the sale of our indirect stake in TGS through CIESA Trust and PEPCA holdings, carry out at the end of July 2016 at the same time as the closing of Petrobras Argentina’s acquisition. As of Q3 16, our indirect stake in TGS will be recorded at the holding and others segment as ‘Results for participation in associates’. Moreover, as of Q3 16 the results from our participation in Transener are recorded under ‘Results for participation in joint businesses’ of this segment.

The losses in net financial results increased by AR$832.2 million compared to the same period of 2015, registering a AR$906.2 million loss in the Q3 16, mainly due to losses incurred from interests on financial liabilities and exchange rate difference related to the acquisition of Petrobras Argentina, as well as Petrobras Argentina’s US$500 million outstanding bond.

The adjusted EBITDA of our holding and others segment fell by AR$415.1 million in the Q3 16, recording a loss of AR$393.5 million, of which AR$254.1 million loss are attributable to a two-month period from Petrobras Argentina. Moreover, aiming to uniform reporting criteria, the adjusted EBITDA from our holding and others segment removes equity income from affiliates but considers the EBITDAs from our participation in TGS and Transener, companies in which Pampa co-controls because of regulatory reasons

Pampa Energía Q3 2016 Earnings Release 21

and under IFRS standards its results cannot be consolidated in Pampa’s financial statements. Therefore, a consolidation of EBITDAs adjusted by indirect ownership participation in these businesses is included in our calculation.

In the case of TGS, its ownership adjusted results are recorded as from the closing of Petrobras Argentina’s acquisition, which indirect change of co-control transaction was regulatory approved by ENARGAS. As mentioned before, Pampa used to hold an indirect stake in TGS, which until its sale on July 2016, it was not granted the regulatory approval over the capital stock holding. Until then, Pampa used to record its TGS results as a financial investment (CIESA Trust) and as a result for participation in associates (PEPCA).

In the case of Transener, the EBITDA adjusted by ownership includes the difference between collected amounts and accrued sales corresponding to CAMMESA’s credit regarding the Instrumental Agreement for AR$104.7 million for the Q3 16 vs. AR$9.7 million in the same period of 2015.

Pampa Energía Q3 2016 Earnings Release 22

3.7 |    Analysis of the Nine-Month Period, by Subsidiary (AR$ Million) [4]

	9-Month Period 2016				9-Month Period 2015
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]
Generation Segment
Diamante	56.0%	9.5	(22.4)	29.4	56.0%	(15.8)	(30.4)	(2.0)
Los Nihuiles	47.0%	45.0	(76.0)	104.9	47.0%	(11.2)	(20.7)	42.0
CPB	100.0%	(2.8)	371.4	(122.0)	100.0%	67.1	126.1	27.0
CTG	90.4%	271.8	21.9	155.1	90.4%	129.2	169.1	88.1
CTLL[1]	100.0%	758.4	1,845.6	389.0	100.0%	558.2	1,016.8	173.6
Petrobras Argentina	67.2%	90.5	(9.3)	90.2	0.0%	-	-	-
Other companies, adjustments & deletions[2]		(8.1)	(445.3)	(40.9)		27.6	(513.5)	(0.3)
Total Generation		1,164.3	1,685.9	605.7		755.1	747.4	328.4

Distribution Segment
Edenor[1]	51.5%	(763.0)	695.7	(1,842.2)	51.5%	1,313.4	532.6	938.9
EASA[1]	100.0%	21.2	2,027.1	(407.5)	100.0%	9.4	1,208.7	(188.4)
Adjustments & deletions[2]		(27.6)	(1,816.5)	887.8		(16.2)	(1,226.8)	(460.0)
Total Distribution		(769.4)	906.4	(1,361.9)		1,306.6	514.4	290.5

Oil & Gas Segment
Petrolera Pampa	49.5%	1,798.5	3,801.1	441.5	49.7%	526.0	1,128.1	106.0
Petrobras Argentina	67.2%	1,185.0	(186.7)	376.6	0.0%	-	-	-
Adjustments & deletions[2]		3.7	1,285.1	(220.2)		-	-	(53.4)
Total Oil & Gas		2,987.3	4,899.5	597.9		526.0	1,128.1	52.6

Refining & Distribution Segment
Petrobras Argentina	67.2%	268.4	(57.5)	214.5	0.0%	-	-	-
Adjustments & deletions[2]		0.8	-	-		-	-	-
Total Refining & Distribution		269.3	(57.5)	214.5		-	-	-

Petrochemicals Segment
Petrobras Argentina	67.2%	43.6	-	29.4	0.0%	-	-	-
Adjustments & deletions[2]		-	-	-		-	-	-
Total Petrochemicals		43.6	-	29.4		-	-	-

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	(35.7)	13,642.0	(888.3)	100.0%	(29.7)	667.6	(154.5)
Petrobras Argentina - Corporate	67.2%	(287.8)	3,867.1	(662.3)	0.0%	-	-	-

Transener	26.3%	191.6	1,108.4	(541.3)	26.3%	483.1	615.3	150.6
Non-controlling stake adjustment		(141.2)	(816.6)	398.8		(355.9)	(453.3)	(111.0)
Adjustments & deletions[2]		-	(24.1)	-		-	(34.1)	-
Total Transmission		50.4	267.6	(142.5)		127.2	127.8	39.7

TGS	17.1%	196.4	2,926.2	20.9	0.0%	-	-	-
Non-controlling stake adjustment		(162.7)	(2,424.8)	(17.3)		-	-	-
Total Gas Midstream		33.7	501.4	3.6		-	-	-

Other companies, adjustments & deletions[2]		(176.2)	(6,773.6)	588.8		(5.3)	(461.3)	446.6
Total Holding & Others		(415.6)	11,504.6	(1,100.7)		92.1	334.1	331.8

Deletions		22.2	(769.0)	22.2		-	(127.8)	-
Total Consolidated Amounts to the Owners		3,301.7	18,169.8	(992.9)		2,679.9	2,596.2	1,003.3

Total Adjusted by Ownership		2,297.2	14,526.1	(992.9)		1,787.7	1,784.4	1,003.3

1 Non - consolidated amounts. 2 The deletions in net debt correspond to inter-companies and debt repurchases. 3 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. The deletions in net income mainly correspond to non-controlling interest. 4 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

Pampa Energía Q3 2016 Earnings Release 23

3.8 |    Analysis of the Quarter, by Subsidiary (AR$ Million) [5]

	3rd Quarter 2016				3rd Quarter 2015
Subsidiary	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]	% Pampa	Adjusted EBITDA	Net Debt[3]	Net Income[4]
Generation Segment
Diamante	56.0%	4.7	(22.4)	9.2	56.0%	(10.5)	(30.4)	(4.4)
Los Nihuiles	47.0%	9.5	(76.0)	32.5	47.0%	(6.7)	(20.7)	11.2
CPB	100.0%	58.1	371.4	(9.9)	100.0%	(1.6)	126.1	(7.9)
CTG	90.4%	58.7	21.9	31.2	90.4%	31.2	169.1	11.8
CTLL[1]	100.0%	277.7	1,845.6	80.6	100.0%	167.7	1,016.8	34.5
Petrobras Argentina	67.2%	90.5	(9.3)	90.2	0.0%	-	-	-
Other companies, adjustments & deletions[2]	100.0%	(3.4)	(445.3)	(9.3)	100.0%	7.6	(513.5)	25.2
Total Generation		495.8	1,685.9	224.4		187.8	747.4	70.3

Distribution Segment
Edenor[1]	51.5%	(535.7)	695.7	(656.8)	51.5%	634.8	532.6	214.1
EASA[1]	100.0%	7.9	2,027.1	(77.5)	100.0%	1.4	1,208.7	(73.0)
Adjustments & deletions[2]	50%	(9.5)	(1,816.5)	316.6	50%	(5.1)	(1,226.8)	(105.5)
Total Distribution		(537.2)	906.4	(417.7)		631.1	514.4	35.6

Oil & Gas Segment
Petrolera Pampa	49.5%	449.7	3,801.1	143.8	49.7%	234.1	1,128.1	48.6
Petrobras Argentina	67.2%	1,173.5	(186.7)	376.6	0.0%	-	-	-
Adjustments & deletions[2]	100%	3.7	1,285.1	(70.2)	100%	-	-	(24.5)
Total Oil & Gas		1,626.9	4,899.5	450.2		234.1	1,128.1	24.1

Refining & Distribution Segment
Petrobras Argentina	67.2%	268.4	(57.5)	214.5	0.0%	-	-	-
Adjustments & deletions[2]	100%	0.8	-	-	100%	-	-	-
Total Refining & Distribution		269.3	(57.5)	214.5		-	-	-

Petrochemicals Segment
Petrobras Argentina	67.2%	43.6	-	29.4	0.0%	-	-	-
Adjustments & deletions[2]	100%	-	-	-	100%	-	-	-
Total Petrochemicals		43.6	-	29.4		-	-	-

Holding & Others Segment
Pampa Energía (Stand-Alone)[1]	100.0%	10.6	13,642.0	(1,198.1)	100.0%	(11.6)	667.6	(57.4)
Petrobras Argentina - Corporate	67.2%	(287.8)	3,867.1	(662.3)	0.0%	-	-	-

Transener	26.3%	53.1	1,108.4	(269.9)	26.3%	132.4	615.3	33.1
Non-controlling stake adjustment		(39.1)	(816.6)	198.8		(97.6)	(453.3)	(24.4)
Adjustments & deletions[2]	26%	-	(24.1)	-	26%	-	(34.1)	-
Total Transmission	26.3%	14.0	267.6	(71.0)		34.9	127.8	8.7

TGS	17.1%	196.4	2,926.2	20.9	0.0%	-	-	-
Non-controlling stake adjustment		(162.7)	(2,424.8)	(17.3)		-	-	-
Total Gas Midstream	17.1%	33.7	501.4	3.6		-	-	-

Other companies, adjustments & deletions[2]	100%	(163.9)	(6,773.6)	472.8	100%	(1.6)	(461.3)	(41.1)
Total Holding & Others		(393.5)	11,504.6	(1,455.1)		21.7	334.1	(89.8)

Deletions	100%	22.2	(769.0)	22.2	100%	-	(127.8)	-
Total Consolidated Amounts to the Owners		1,527.0	18,169.8	(932.1)		1,074.6	2,596.2	40.3

Total Adjusted by Ownership		1,129.0	14,526.1	(932.1)		657.0	1,784.4	40.3

1 Non - consolidated amounts. 2 The deletions in net debt correspond to inter-companies and debt repurchases. 3 Net debt includes holding companies and does not consider financing from CAMMESA in the generation segment. The deletions in net income mainly correspond to non-controlling interest. 4 CTLL, EASA and Pampa Energía (stand-alone) do not include results from its subsidiaries.

Pampa Energía Q3 2016 Earnings Release 24

4.   Information about the Conference Call

There will be a conference call to discuss Pampa and Edenor’s third quarter 2016 results on Tuesday November 15, 2016 at 10:00 a.m. New York Time / 12:00 p.m. Buenos Aires Time.

The hosts will be Mr. Leandro Montero, CFO of Edenor and Ms. Lida Wang, Investor Relations Manager at Pampa. For those interested in participating, please dial 0-800-444-2930 in Argentina, +1 (844) 854-4411 in the United States or +1 (412) 317-5481 from any other country. Participants of the conference call should use the identification password Pampa Energía / Edenor and dial in five minutes before the scheduled time. There will also be a live audio webcast of the conference at www.pampaenergia.com/ir.

You may find additional information on the Company at:

✓  www.pampaenergia.com/ri

✓  www.cnv.gob.ar

✓  www.sec.gov

Pampa Energía Q3 2016 Earnings Release 25

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 14, 2016

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Co-Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.